PARAMOUNT RESOURCES LTD.

ANNOUNCES APPROVAL OF NORMAL COURSE ISSUER BID

(Calgary, April 9, 2010)  Paramount Resources Ltd. (“Paramount”) announces that it has made the necessary filings, and received the necessary approvals, to make a normal course issuer bid through the facilities of the Toronto Stock Exchange commencing April 13, 2010 and ending April 12, 2011, or on such earlier date as Paramount may complete its purchases under the bid.

A total of 3,626,476 common shares may be acquired under the bid, representing approximately 5 percent of the 72,529,524 common shares outstanding as of April 7, 2010.  Pursuant to section 628 of the TSX Company Manual, under the bid Paramount is permitted to acquire up to 25 percent of the average daily trading volume or 31,958 common shares per day.  Paramount will acquire its common shares at the market price at the time of purchase, with acquired shares being cancelled.

In the opinion of Paramount’s Board of Directors, Paramount’s common shares are, from time to time, undervalued by the market, and the cost of acquiring the shares is an expense prudently incurred by Paramount to increase shareholder value.

Paramount is a Canadian oil and natural gas exploration, development and production company with operations focused in Western Canada.  Paramount’s common shares are listed on the Toronto Stock Exchange under the symbol “POU”.

For further information please contact:

J.H.T. (Jim) Riddell, President and Chief Operating Officer

B.K. (Bernie) Lee, Chief Financial Officer

Phone:

(403) 290-3600

Fax:

(403) 262-7994